AiPEX5
AI Powered US Equity Index 5



Monthly Performance Report - December 2021

About AiPEX5

The AI Powered US Equity Indexes are the first and only rules-based equity strategies to use IBM Watson's Artificial Intelligence ("AI") capabilities to turn data into investment insight. HSBC and San Francisco based asset manager EquBot have developed the AI Powered US Equity Index 5 ("AiPEX5"), a risk controlled, excess return index. AiPEX5 is comprised of approximately 250 U.S. publicly traded companies, selected monthly based on a 3-step equity selection process that utilizes objective artificial intelligence techniques to dynamically select the underlying constituents. The investment process is intended to provide growth through a variety of market conditions.

Index Return Summary: Historical & Simulated*



Index Overview

Website:	**aipex5.gbm.hsbc.com**
Bloomberg Ticker:	**AIPEX5 Index**
Geographical Focus:	**United States**
Launch Date:	**5/4/2020**
Index Type:	**Excess Return**
Index Sponsor:	**EquBot, Inc.**
Index Calculation Agent:	**Solactive AG**
Index Fee:	**0.85% per year**

Index Performance: Historical Simulated*

1 Month	0.03%
YTD	1.87%
1Y	1.87%
3Y	9.43%
5Y	22.14%
10Y	60.45%
10Y Annualized Volatility	4.92%
10Y Sharpe Ratio	0.86
Cumulative Return	104.26%

Top 10 Holdings: As of 12/31/2021

	Index Weight(%)	Sector
MERCK & CO. INC.	5.9%	Health Technology
SERVICENOW INC	3.7%	Technology Services
MODERNA INC	3.7%	Health Technology
S&P GLOBAL INC	3.5%	Commercial Services
NETFLIX INC	2.9%	Technology Services
WILLIS TOWERS WATSON PLC	2.7%	Finance
LOWES COS INC	2.4%	Retail Trade
TWITTER INC	2.2%	Technology Services
PAYPAL HOLDINGS INC.	2.1%	Technology Services
MARSH & MCLENNAN COS	2.1%	Finance
Total	**31.3%**	

Annual Index Performance: Historical & Simulated*

2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
-0.1%	3.7%	6.4%	-4.7%	10.1%	7.1%	-0.5%	4.0%	15.8%	4.8%	-0.5%	4.6%	14.0%	-2.1%	4.6%	2.7%	1.9%

* Source: Solactive, EquBot, HSBC, Bloomberg, from 4/30/2004 to 12/31/2021. The graph and tables above set forth the hypothetical back-tested performance of the Index from April 30, 2004 through May 4, 2020 and actual index performance thereafter. See the risk factors and "Use of Simulated Returns" herein.



Monthly Performance Report - December 2021

Top 10 Sector Allocations



Sector	Portfolio	Solactive US Large & Mid Cap Index
Commercial Services	6.14%	1.02%
Consumer Durables	1.80%	3.32%
Consumer Services	1.88%	3.8%
Electronic Technology	6.34%	14.73%
Finance	22.76%	15.0%
Health Services	2.34%	2.35%
Health Technology	17.89%	10.07%
Retail Trade	5.51%	7.94%
Technology Services	25.14%	21.62%
Utilities	2.03%	2.46%

■ Portfolio   ■ Solactive US Large & Mid Cap Index

Contributions to Return



Sector	Portfolio	Solactive US Large & Mid Cap Index
Commercial Services	0.02%	0.03%
Consumer Durables	0.05%	-0.09%
Consumer Services	0.04%	0.22%
Electronic Technology	-0.12%	0.55%
Finance	0.3%	0.74%
Health Services	0.1%	0.27%
Health Technology	0.39%	0.65%
Retail Trade	0.08%	-0.02%
Technology Services	-0.03%	0.11%
Utilities	0.07%	0.21%

■ Portfolio   ■ Solactive US Large & Mid Cap Index

Daily Risk Control Allocation - Historical Simulated*

	As of 12/31/2021	3Y Average	5Y Average	10Y Average
Equity Portfolio	24.84%	28.22%	36.61%	36.50%
Cash	75.16%	71.78%	63.39%	63.50%

* Source: Solactive, EquBot, HSBC, Bloomberg, from 4/30/2004 to 12/31/2021. The graph and tables above set forth the hypothetical back-tested performance of the Index from April 30, 2004 through May 4, 2020 and actual index performance thereafter. See the risk factors and "Use of Simulated Returns" herein.

